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Dudedudedudedude >

Today 8:29 PM

Hey guys, we are opening a crowdfunding round for MAKA. Would you mind providing feedback on the pitch?

LEMON
HIBISCUS PASSIONFRUIT
COCONUT PINEAPPLE
MāKā
WHEATGRASS
SUPERFOOD BEVERAGE

Invest in MAKA: ENERGY WITH BENEFITS: Award-winning Wheatgrass Beverage Co. Taking...
wefunder.com

Obligatory legal disclaimer while we are "testing the waters":

Testing the waters legal disclosure.
help.wefunder.com

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